March 26, 1999

Securities and Exchange Commission
Washington D. C. 20549

FORM 12b-25
Notification of Late Filing

Form 10-K

For Period Ended December 31, 1998

Part I - Registrant Information

First Dearborn Income Properties L. P. II
154 West Hubbard Street, Suite 250
Chicago, Illinois 60610

Part II - Rules 12b-25(b) and (c)

a- The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

Part III - Narrative

Additional year end work is necessary to complete the audited financial statements of the unconsolidted subsidiaries. The information was previously not fully reported in conjunction with the Form 10-K. The additional disclosure was not considered necessary for a fair disclosure of the financial position of the partnership. The additional time needed to complete the additional audit work and write the additional disclosures, make it impractical to complete the 10-K filing by the due date.

Part IV - Other Information

1- Name and telephone number of contact:
Daniel Bartok
708 747-4334

2 - All other reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the
Investment Company Act of 1940 during the preceding 12 months which have been required, have been filed.